Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

PRESS RELEASE

MAGNA OBTAINS ISSUER BID EXEMPTION ORDER TO PERMIT PURCHASES BY WAY OF PRIVATE AGREEMENT

May 30, 2014 Aurora, Ontario, Canada……Magna International Inc. (TSX: MG, NYSE: MGA) today announced that the Ontario Securities Commission (“OSC”) has issued an issuer bid exemption order (the “May 2014 Order”) permitting us to make private agreement purchases of Magna International Inc.’s (“Magna”) Common Shares from an arm’s length third-party seller. Magna was previously granted two issuer bid exemption orders on November 22, 2013 and March 18, 2014, respectively (the “Prior Orders”) permitting us to make private agreement purchases from arm’s length third-party sellers on certain terms and conditions contained in the Prior Orders. Any purchases of our Common Shares made by way of private agreement under the May 2014 Order will be at a discount to the prevailing market price, may be made in tranches over time, and must otherwise comply with the terms of the May 2014 Order, including that: only one such purchase is permitted per calendar week; any such purchase must occur prior to the expiry of our Normal Course Issuer Bid (the “Bid”) on November 12, 2014; and the maximum number of Common Shares which may be purchased by way of all such private agreements, including the Prior Orders, cannot exceed 6,666,666, being one-third of the total number of Common Shares which may be purchased under the Bid. The maximum number of Common Shares purchased in any weekly tranche by way of private agreement will not exceed 600,000. As of today, we have purchased 3,800,000 Common Shares under the Prior Orders.

All Common Shares purchased by way of private agreement made pursuant to the Prior Orders and the May 2014 Order will be included in computing the number of Common Shares purchased under the Bid, and information regarding each purchase, including the number of Common Shares purchased and aggregate price paid, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of any such purchase.

Subject to regulatory requirements, the actual number of Common Shares to be purchased under the Bid, whether by way of any such private agreement or otherwise, and the timing of any such purchases will continue to be determined by us having regard to future price movements, our determination that such purchases would be an appropriate use of corporate funds and in the best interests of Magna, and other factors. All purchases will be subject to our normal trading blackouts.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries.  We have over 128,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid or pursuant to private agreements under an issuer bid exemption order issued by a securities regulatory authority. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; legal claims and/or regulatory actions against us; liquidity risks as a result of an unanticipated deterioration of economic conditions; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.